August 25, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. Lee Kasper
President and Chief Financial Officer
7900 Gloria Avenue
Van Nuys, California 91406

Re:	NuTech Digital, Inc.
	Form 10-KSB for the year ended December 31, 2004
	Form 10-QSB for the period ended March 31, 2005
	Commission file #: 000-50021

Dear Mr. Kasper:

We have reviewed your August 11, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

We have reissued several comments from our prior letter. Please ensure your responses address each of our requests thoroughly and in detail.

MD&A

1. We note your response to our prior comment #1 and we reissue that comment. It appears that significant judgment may be required in estimating future product sales for purposes of evaluating the realizability of prepaid advances, prepaid production costs, and completed masters. Therefore, please revise your critical accounting estimates to include a detailed discussion of the judgments involved, your method of making such judgments, how accurate such judgments have been in the past, and the susceptibility of such judgments to change in the future. For example, please disclose how you make reasonably reliable estimates of "ultimate revenue" expected from your films and properties for purposes of recognizing periodic costs and estimating fair values under SOP 00-2.

Statements of Operations, page F-3

2. We note from your response to prior comment #2 that you believe that SOP 00-2 is not applicable to your operations and that royalty costs are properly presented as selling expenses. We believe, however, that you do fall into the scope of SOP 00-2 as set forth in paragraph .05 of SOP 00-2 because you obtain a right to
distribute,
or sell, films to other entities.  We also continue to believe that
royalty expense is more appropriately classified as "cost of sales"
as it is directly related to sale of the films. Additionally, it appears that many of your peers in the business of distributing films account for the costs to acquire the rights to a film as either
"cost
of sales" or an operating cost other than selling, general and administrative. Please reclassify these expenses as "cost of sales"
or, alternatively, re-caption the cost of sales line, eliminate the
gross profit subtotal, and present royalty expenses as a separate operating expense line item above SG&A.
3. We note that from your response in prior comment #3 that you have
reclassified the settlement of royalties to selling expenses on the
statements of operations.  In connection with our previous
comment,
we believe that royalty expenses are more appropriately classified as
"cost of sales", and therefore believe the settlement of these
expenses should also be classified as "cost of sales".   Please
revise your statement of operations accordingly.


Statement of Stockholders` Equity, page F-5
4. We note from your response to prior comment #4 that the transfer into equity relates to redeemable common stock in which the redemption provisions terminated and is now required to be classified in stockholders` equity rather than in between liabilities and stockholders` equity. However, we believe that a disclosure should be added to your notes to the financial statements to address both the
$80,000 transferred to equity in 2004 and the $247,500 transferred in
2003. Please revise your amended 10-KSB to disclose the transactions.
5. We note from your response to prior comment #5 that the offering costs are legal fees incurred for private placements of common stock and that the costs were allocated against the proceeds received from the sale of stock. Please explain to us which issuance of shares these legal fees relate to as the only private placement in 2003 appears to be for $150,000, an amount far less than the proceeds recorded. To the extent that the offering costs exceed the proceeds of the private placement to which they relate, they should be expensed.

- Prepaid Royalties

6. We note your response to our prior comment #7 and we reissue that comment. We note that royalty expenses incurred in the last two years were less than $400,000 per year and the maximum term of the respective license agreements is through 2010, six years from year-end 2004. We also note from page 8 that during 2004 you decided to shift the emphasis of your business from selling general entertainment products to producing and distributing music concerts.
Therefore, it is not clear from your filing how royalty advances are realizable from the ultimate revenue you expect during the remaining terms of your license agreements. Please tell us the basis for your conclusion that the prepaid royalties of $3,273,033 are realizable at
December 31, 2004, giving specific consideration to the facts cited above. Please be detailed in your response. Please provide us with the assumptions and information you used with respect to the ten most significant portions of the balance (e.g., title, unamortized balance, 2004 sales, 2004 amortization, expected future sales by year, expected amortization by year, etc.). Include in your response how you determined the amount of the allowance recorded. In the alternative, please consider revising your financial statements to write down prepaid royalties to their fair value based on the guidance in paragraphs 43 to 48 of SOP 00-2.

- Prepaid Production Costs, page F-9
- Note 6 - Property and Equipment, page F-15

7. We note your response to our prior comment #9 and we reissue that comment in part. We note that you amortize completed masters over seven years and prepaid production costs over the estimated useful life of the contracts. Also, based on our August 25, 2005 conference call, it appears that you amortize prepaid royalties over the license period. As discussed in comment #2 above, we believe that as a company that holds the rights to distribute films, you are required to follow the guidance in SOP 00-2. This guidance requires that amortization for these types of costs be computed using the individual-film-forecast-computation method. This method results in recognition of "film costs" in the same ratio that periodic revenue from a film bears to estimated remaining unrecognized ultimate revenue from the film. Please note that total estimated revenue, referred to ultimate revenue, is subject to certain limitations in SOP 00-2. Please restate your historical financial statements to reflect the appropriate amortization expense and asset balances of the completed masters, prepaid production costs, and prepaid royalties using the method outlined in paragraph 34 of SOP 00-2. We expect this will require a recomputation of periodic amortization starting from the date your films began to generate revenue for you.


8. Please tell us the net balance of completed masters at December 31, 2004. Please tell us your basis for your conclusion that prepaid production costs aggregating $679,890 and completed masters are realizable at December 31, 2004. As part of your response, please explain in detail how you evaluated these capitalized costs for impairment. See paragraph 43-47 of SOP 00-2. If, after reconsideration of the requirements of SOP 00-2, you determine that certain assets were impaired at December 31, 2004, please restate your historical financial statements accordingly.

- Stock Based Compensation, page F-11

9. We note from your response to prior comment #12 that you have revised your disclosure to state that you do not believe that the existing models provide a reliable single measure of the fair value of the stock options. Please tell us and include in your amended Form 10-KSB how you determine the fair value of stock options issued for purposes of both the proforma disclosures and for non-employee compensation. Include in your response the method used and the significant assumptions. See paragraph 47(d) of SFAS 123.


Form 10-QSB for the quarter ended June 30, 2005

Note 14.  Common Stock

10. We note that in June 2005 you issued shares of stock to a consultant for services rendered. In future filings, please include a statement disclosing how you determined the value of the stock issued.

Note 19.  Common Stock Purchase Warrants

11. We note that on April 25, 2005 you issued a warrant to acquire up
to 300,000 shares of common stock at three different exercise prices
depending on the number of shares acquired.   Because this was a
non-
cash transaction in exchange for consulting services, please tell us how the fair value of the warrants was determined.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments via EDGAR within
15
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.


You may contact Claire Erlanger at 202-551-3301 or Lyn Shenk at
202-
551-3380 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Lee Kasper
NuTech Digital, Inc.
August 25, 2005
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